82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com



February 1, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on February 1, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Administration

/kn
enclosure

2/22

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

February 1, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Granted Arrete de la Miniere Permit on Kenieba Nord Diamond Concession

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to announce that the Malian Government has granted the Company the Arrete de la Miniere (Research) permit on the 1063 sq km Kenieba Nord diamond concession in western Mali, West Africa. The Company now has the necessary permits to proceed with exploration. Under the terms of the permit African Metals must spend $1,562,500 on exploration over the next three year's to keep the permit in good standing.

In the event of a discovery on the concession, the Company can apply for an exploitation permit. At the end of three years, if the Company has completed the necessary work but has not made a discovery, a second Arrete de la Miniere is granted, but the area may be reduced.

The initial exploration program will consist of 2 parts. The first part will consist of a program to locate, as yet, undiscovered kimberlites through completing ground magnetic and diamond indicator mineral sample surveys over prospective ground. The choice of these survey areas will be determined through a study of the locations of airborne magnetic anomalies, anomalous diamond indicator minerals from previous regional sampling programs and the location of previous diamond discoveries. A total of 7 diamonds ranging in size from 34 to 232 carats has previously been found in alluvium within the concession.

The second part of the program will consist of 1500 m of diamond drilling. Targets will include the 117, Cirque Nord and Cirque Sud kimberlite pipes as well as new, possible kimberlite targets discovered during the initial part of the program. Twelve known kimberlites occur on the concession, of which 5 are diamondiferous. Carl Verley, P.Geo., an independent geologist under National Instrument 43-101 will supervise the program.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director